UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MetroPCS Communications, Inc.

File No. 333-139793 CF# 22224

_____

MetroPCS Communications, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed January 4, 2007, as amended.

Based on representations by MetroPCS Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4(a)	until December 31, 2011
Exhibit 10.4(b)	until December 31, 2011
Exhibit 10.4(c)	until December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support